EXHIBIT 99.85

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE is made as of the 16th day of November, 2020

BETWEEN:

META GROWTH CORP., a corporation incorporated under the laws of Alberta (the “META”)

AND:

TSX TRUST COMPANY, a trust company existing under the laws of Canada and authorized to carry on business in all of the Provinces of Canada (the “Warrant Agent”)

AND:

HIGH TIDE INC., a corporation incorporated under the laws of Alberta (“High Tide”)

WHEREAS:

A. META (formerly National Access Cannabis Corp.) and the Warrant Agent executed a warrant indenture (the “Warrant Indenture”) dated as of February 6, 2020 providing for the issue of up to 52,272,790 Warrants (as defined in the Warrant Indenture);

B. META and High Tide have entered into an arrangement agreement dated August 20, 2020 pursuant to which High Tide will acquire all of the issued and outstanding common shares of META by way of a statutory plan of arrangement (the “Arrangement”);

C. in connection with the Arrangement, shareholders of META received 0.824 of a common share of High Tide (each whole common share, a “High Tide Share”) for each common share of META held;

D. following the entering into of the Warrant Indenture, the Warrants traded on the TSX Venture Exchange (the “TSXV”) under the symbol “META.W”;

E. subsequent to the effective time of the Arrangement (the “Effective Time”), the Warrants will commence trading on the TSXV under the symbol “HITI.WT”;

F. pursuant to the terms of the Arrangement, the Warrants shall be valid and binding obligations of High Tide and, upon exercise of the Warrants, a Warrantholder shall be entitled to receive, and shall accept in lieu of the existing common shares of META to which a Warrantholder was theretofore otherwise entitled upon such exercise, 0.824 of a High Tide Share;

G. the provisions of the Warrant Indenture (and in particular, Sections 4.1(d) and 8.1 thereof) provide for the creation of indentures supplemental to the Warrant Indenture for the purposes of setting forth any adjustments resulting from an arrangement of META with any other body corporate;

H. pursuant to directors’ resolutions dated September 22, 2020, the directors of META approved and duly authorized the execution and delivery of this First Supplemental Indenture and all things necessary to make this First Supplemental Indenture a valid and binding agreement of META, in accordance with its terms;

I. pursuant to directors’ resolutions dated November 14, 2020, the directors of High Tide approved and duly authorized the execution and delivery of this First Supplement Indenture and all things necessary to make this First Supplemental Indenture a valid and binding agreement of META, in accordance with its terms;

J. the foregoing recitals are made as a statement of fact by META and High Tide and not by the Warrant Agent; and

K. the Warrant Agent is authorized and directed to enter into this First Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this First Supplemental Indenture from time to time.

NOW THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, and the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	To be Read with the Warrant Indenture

(a)	This First Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture will henceforth be read in conjunction with this First Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, will apply and have the same effect as if all the provisions of the Warrant Indenture and of this First Supplemental Indenture were contained in one instrument and the expressions used herein will have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

(b)	On and after the date hereof, each reference to the Warrant Indenture, as amended by this First Supplemental Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, will mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this First Supplemental Indenture, all other terms and conditions of the Warrant Indenture will remain in full force and unchanged.

Article 2
AMENDMENTS TO THE WARRANT INDENTURE

2.1	Obligations of High Tide to issue High Tide Shares

(a)	High Tide hereby assumes the due and punctual performance and observance of each and every covenant and condition of the Warrant Indenture to be performed and observed by META (including, without limitation, the issuance of High Tide Shares upon exercise of the Warrants instead of common shares of META), and High Tide shall succeed to, and be substituted for, and may exercise every right and power of META under the Warrant Indenture, as supplemented by this First Supplemental Indenture, with the same effect as if High Tide had been named as the “Corporation” (previously META) under the Warrant Indenture and High Tide shall comply with the provisions of the Warrant Indenture as supplemented by this First Supplemental Indenture as if High Tide were expressly referred to in the provisions thereof in replacement of references to the “Corporation”, mutatis mutandis, and except for the obligations that META continues to have as set forth in this First Supplemental Indenture, META shall be relieved of all obligations and covenants under the Warrant Indenture and the Warrants.

(b)	For clarity, where the Warrant Indenture refers to an obligation of the “Corporation” to issue or deliver “Common Shares” or “Warrant Shares”, the provisions of the Warrant Indenture shall be read to reflect that such obligation shall instead be an obligation of High Tide to issue or deliver High Tide Shares, mutatis mutandis and High Tide hereby acknowledges and agrees that, from and after the Effective Time, each Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire 0.824 of one High Tide Share (each whole High Tide Share to be received upon exercise of Warrants referred to in the Warrant Indenture as a “Warrant Share”) upon payment of the Exercise Price, provided that the number of High Tide Shares to be issued to any Warrantholder pursuant to any exercise of Warrant(s) shall be rounded up to the next greater whole number of High Tide Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of High Tide Shares if the fractional entitlement is less than 0.5.

(c)	The Warrants issued and outstanding as of the date of this First Supplemental Indenture shall be deemed to include the amendments as set out in this First Supplemental Indenture, without any further action of the Warrantholders or surrender or exchange of their Certificated Warrants.

2.2	Specific Amendments

In addition to, and notwithstanding the generality of Section 2.1 hereof, the following specific amendments are made to the following provisions of the Warrant Indenture on and from the Effective Time:

(a)	All references to the “Corporation” in the Warrant Indenture will mean and refer to High Tide.

(b)	The second recital in the Warrant Indenture is hereby deleted in its entirety and replaced with:

AND WHEREAS pursuant to this Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire 0.824 of a Warrant Share (as defined herein) upon payment of the Exercise Price (as defined herein) prior to the Expiry Time (as defined herein) upon the terms and conditions herein set forth;

(c)	The definition of “Warrant” in Section 1.1 of the Warrant Indenture is hereby deleted in its entirety and replaced with:

“Warrants” means the common share purchase warrants created by and authorized by and issuable under this Indenture, to be issued and Authenticated hereunder as a Certificated Warrant and/or Uncertificated Warrant, entitling the holder thereof to purchase 0.824 of a Warrant Share (subject to adjustment as herein provided) per Warrant at the Exercise Price prior to the Expiry Time;

(d)	Section 2.2(1) of the Warrant Indenture is hereby deleted in its entirety and replaced with:

Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Article 4, each Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire 0.824 of a Warrant Share upon payment of the Exercise Price.

(e)	Section 2.6(1)(b) of the Warrant Indenture is hereby deleted in its entirety and replaced with:

(b)       shall be identified by the CUSIP/ISIN: 42981E120 /CA42981E1209;

(f)	Section 2.8(1) of the Warrant Indenture is hereby deleted in its entirety and replaced with:

Certificates representing Warrants originally issued to a U.S. Warrantholder, and, if applicable, any certificates representing the Warrant Shares issuable upon exercise thereof, and any certificates issued in replacement thereof or in substitution therefor, shall, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY [if for Warrants shall also include: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF HIGH TIDE INC. (THE “CORPORATION”) THAT THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS AND ANY APPLICABLE STATE SECURITIES LAWS, AND PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER OF THE SECURITIES HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE U.S. STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON A STOCK EXCHANGE IN CANADA.”

Provided that, if any such Warrants and any such Warrant Shares issued on exercise of such Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S, if available, and in compliance with applicable local securities laws and regulations, the legend set forth above may be removed by providing a declaration to the Corporation and its registrar and transfer agent for such securities to the effect set forth in Schedule “B” hereto together with such documentation as the

Corporation may reasonably request; provided, further, that, if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, or with the prior written consent of the Corporation pursuant to another exemption from registration under the U.S. Securities Act and applicable state securities laws, the legend may be removed by delivery to the Corporation and to the transfer agent for the securities of an opinion of counsel of recognized standing, satisfactory in form and substance to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(g)	Section 3.1 of the Warrant Indenture is hereby deleted in its entirety and replaced with:

Subject to the provisions hereof, each Warrantholder may exercise the right conferred on such holder to subscribe for and purchase 0.824 of a Warrant Share for each whole Warrant after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein; provided, however, that if a Warrant Certificate tendered for exercise bears the legend set forth in Section 2.8(1), such exercise must be permitted under applicable U.S. Securities Laws.

(h)	Section 3.7(2) of the Warrant Indenture is hereby deleted in its entirety and replaced with:

Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Warrant Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. The number of Warrant Shares to be issued to any Warrantholder pursuant to any exercise of Warrant(s) shall be rounded up to the next greater whole number of Warrant Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Warrant Shares if the fractional entitlement is less than 0.5

(i)	Section 10.1(1) of the Warrant Indenture is hereby deleted in its entirety and replaced with:

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid, emailed or faxed:

(a)          If to the Corporation:

High Tide Inc.

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta T3K 2M4

Attention: Raj Grover

Email: raj@hightideinc.com

with a copy to:

Garfinkle Biderman LLP

Dynamic Funds Tower

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

Attention: Shimmy Posen

Email: sposen@garfinkle.com

(b)           If to the Warrant Agent:

TSX TRUST COMPANY

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Attention: Vice President, Corporate Trust

Email: tmxestaff-corporatetrust@tmx.com

Facsimile: (416) 361-0470

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if faxed, emailed or transmitted by other electronic means, on the next Business Day following the date of transmission.

(j)	Schedule “A” of the Warrant Indenture is hereby deleted in its entirety and replaced with Schedule “A” hereto.

(k)	Schedule “B” of the Warrant Indenture is hereby deleted in its entirety and replaced with Schedule “B” hereto.

Article 3
MISCELLANEOUS

3.1	Confirmation of Warrant Indenture

The Warrant Indenture is and continues to be in full force and effect, unamended, except as provided herein, and META and High Tide hereby confirm the Warrant Indenture in all other respects.

3.2	Effective Time

This First Supplemental Indenture shall become effective as of the Effective Time, and shall continue in full force and effect until terminated in accordance with the terms of the Warrant Indenture;

3.3	Sunset

The parties hereto hereby expressly agree that this First Supplemental Indenture shall expire and be deemed null and void ab initio upon any termination of the Arrangement in accordance with the terms of the arrangement agreement dated August 20, 2020, between META and High Tide.

3.4	Governing Law

This First Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the federal laws applicable therein. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this First Supplemental Indenture and the transactions contemplated herein.

3.5	Counterparts

This First Supplemental Indenture may be simultaneously executed in several counterparts, and by facsimile or other electronic reproduction, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this First Supplemental Indenture.

[Remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Indenture under the hands of their proper officers in that behalf as of the date first written above.

META GROWTH CORP.

By:
Name:
Title:

TSX TRUST COMPANY

By:
Name:
Title:

By:
Name:
Title:

HIGH TIDE INC.

By:
Name:
Title:

SCHEDULE “A”
FORM OF WARRANT

[For Warrants issued to U.S. Warrantholders, include the following legend:]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF HIGH TIDE INC. (THE “CORPORATION”) THAT THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS AND ANY APPLICABLE STATE SECURITIES LAWS, AND PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER OF THE SECURITIES HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE U.S. STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON A STOCK EXCHANGE IN CANADA.

WARRANT

To acquire common shares of

HIGH TIDE INC.

(a company existing under the laws of the Province of Alberta)

Warrant	Certificate for
Certificate No.	Warrants, each entitling the holder to acquire 0.824 of a Warrant Share (as defined below) (subject to adjustment as provided for in the Warrant Indenture (as defined below))

	CUSIP:	42981E120
	ISIN CA:	CA42981E1209

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of High Tide Inc. (the “Corporation”) specified above, and is thereby entitled, to be issued (subject to adjustment) 0.824 of a common share in the capital of the Corporation (each whole common share, a “Warrant Share”) for each Warrant by surrendering to TSX Trust Company (the “Warrant Agent”), at its principal offices in the Cities of Calgary, Alberta or Toronto, Ontario during the exercise period referred to below, this warrant certificate (the “Warrant Certificate”), together with an exercise form attached to this Warrant Certificate duly completed and executed and payment (subject to adjustment) of CDN $0.29 per 0.824 of a Warrant Share (the “Exercise Price”), by certified cheque, bank draft or money order payable to or to the order of the Corporation. The holder of this Warrant Certificate may purchase less than the number of Warrant Shares which he is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

Each Warrant will entitle the holder thereof to purchase 0.824 of a Warrant Share at any time prior to 5:00 p.m. (Toronto Time) (the “Expiry Time”) on or before February 6, 2023 (the “Expiry Date”). The Warrants evidenced hereby are exercisable at or before the Expiry Time, after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal offices as set out above.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture dated February 6, 2020, between META Growth Corp. (previously National Access Cannabis Corp.) and the Warrant Agent, as warrant agent, as supplemented by a first supplemental warrant indenture dated November 16, 2020, between the Corporation, META Growth Corp. and the Warrant Agent, and all other instruments supplemental or ancillary thereto (collectively, herein referred to as the “Warrant Indenture”). Reference is hereby made to the Warrant Indenture for particulars of the rights of the holders of the Warrants and of the Corporation and of the Warrant Agent in respect thereof and of the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder on request and without charge, a copy of the Warrant Indenture. In the event of a conflict between the terms and conditions of this Warrant Certificate and the Warrant Indenture, the provisions of the Warrant Indenture shall govern. Unless otherwise defined herein, capitalized terms will have the meanings set forth in the Warrant Indenture.

These Warrants and the Warrant Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. These Warrants may not be exercised by or on behalf of a U.S. person or a person in the United States unless the Warrants and the Warrant Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Certificates representing Warrant Shares issued in the United States or to U.S. Persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

Certificates for the Warrant Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Warrant Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not then exercised. No fractional Warrant Shares will be issued upon exercise of any Warrant and no compensation will be paid in lieu thereof.

On presentation at the principal offices of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates reflecting in the aggregate the same number of Warrants as the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Warrant Share upon the exercise of Warrants and the number of Warrant Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the all then outstanding Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Warrant Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of the ____ day of _________________, 20___.

HIGH TIDE INC.

By:
Authorized Signatory

Countersigned and Registered by:

TSX TRUST COMPANY

By:
Authorized Signatory
Date:

FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	TSX TRUST COMPANY
301 – 100 Adelaide St W
Toronto, Ontario M5H 4H1

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

(print name and address) the Warrants of HIGH TIDE INC. (the “Corporation”) represented by this Warrant Certificate and hereby irrevocable constitutes and appoints                                                           as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a “U.S. person” or a person within the “United States” (as such terms are defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this             day of, 20__.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
)
)
	)	Signature of Transferor
)
)
Guarantor’s Signature/Stamp	)	Name of Transferor
)
)

Warrants shall only be transferable in accordance with the Warrant Indenture and all applicable laws. Without limiting the foregoing, if the Warrant Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the U.S. Securities Act, this Form of Transfer must be accompanied by a Form of Declaration for Removal of Legend in the form attached as Schedule “B” to the Warrant Indenture (or such other form as the Corporation may prescribe from time to time), or a written opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that the transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

In the case of a Warrant Certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, the transferor hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the transferor has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

☐	If transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, check this box.

In the event of the transfer of the Warrants represented by this Warrant Certificate to a Warrantholder or to, or for the account or benefit of, a U.S. Person or a person in the United States, the Transferor acknowledges and agrees that the Warrant Certificate(s) representing such Warrants issued in the name of the transferee will be endorsed with the legend required by Section Error! Reference source not found. of the Warrant Indenture.

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

●	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

●	Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

●	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

WARRANT EXERCISE FORM

TO:	HIGH TIDE INC. (the “Corporation”)

AND TO:	TSX TRUST COMPANY (the “Warrant Agent”)
301 – 100 Adelaide St W
Toronto, Ontario M5H 4H1

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire _______________ common shares of the Corporation (“Warrant Shares”) (which number of Warrant Shares is equal to (A) below (being the number of Warrants exercised by the undersigned holder) multiplied by 0.824, subject to adjustment):

Number of Warrants exercised:                                                                                                                        (A)

Exercise Price Payable:

((A) multiplied by $0.29, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Warrant Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies as follows (one (only) of the following must be checked):

A.	☐	The undersigned holder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. person and is not exercising the Warrants on behalf of, or for the account or benefit of, a U.S. person or a person in the United States; and (c) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares upon exercise thereof occurred in an “offshore transaction” (as defined under Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)); OR

B.	☐	The undersigned (i) is an original U.S. purchaser who purchased the Warrants directly from the Corporation pursuant to Rule 144A under the U.S. Securities Act, (ii) is a “qualified institutional buyer” as defined in rule 144A under the U.S. Securities Act and an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act, and (iii) and confirms, as of the date hereof, each of the representations, warranties, certifications and agreements made by it in connection with its acquisition of such Warrants as though such representations, warranties, certifications and agreements were made as of the date hereof in respect of the acquisition of the Warrant Shares issuable upon exercise of the Warrants; OR

C.	☐	The undersigned holder has delivered to the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that the exercise of the Warrants and the issuance of the Warrant Shares upon exercise thereof does not require registration under the U.S. Securities Act or any applicable state securities laws.

The undersigned holder understands that unless Box A above is checked, the certificate representing the Warrant Shares will be issued in definitive physical certificated form and bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available (in the form set out in the Warrant Indenture and the subscription documents).

“U.S. person” and “United States” are as defined under Regulation S under the U.S. Securities Act.

The undersigned hereby irrevocably directs that the said Warrant Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number of Warrant Shares

Please print full name in which certificates representing the Warrant Shares are to be issued. If any Warrant Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to High Tide Inc. c/o TSX Trust Company (original copy).

DATED this ____day of _____, 20__.

)
)
)
)
Witness	) ) ) )	(Signature of Warrantholder, to be the same as it appears on the face of this Warrant Certificate. If an entity, the signatory represents that he or she has authority to bind such entity and duly execute this form.)
)
)
)

Name of Warrantholder

☐	Please check if the certificates representing the Warrant Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

SCHEDULE “B”
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	HIGH TIDE INC. (the “Company”)

AND TO:	TSX TRUST COMPANY, in its capacity as the Warrant Agent for the Warrants of the Company

AND TO:	CAPITAL TRANSFER AGENCY, ULC, in its capacity as the Registrar and Transfer Agent for the Common Shares of the Company

The undersigned (A) acknowledges that the sale of ________________________________ (the “Securities”) of the Company, represented by certificate number _______________________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), except solely by virtue of being an officer or director of the Company, (b) a “distributor” or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated                                                             20         .

X
Signature of individual (if Seller is an individual)

X
Authorized signatory (if Seller is not an individual)

Name of Seller (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

Affirmation by Seller’s Broker-Dealer

(Required for sales pursuant to Section (B)(2)(b) above)

We have read the foregoing representations of our customer, ____________________________________ (the “Seller”) with regard to the sale, for such Seller’s account, of ____________________________________ (the “Securities”) of the Company represented by certificate number ____________________________________. We have executed sales of the Securities pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1) no offer to sell Securities was made to a person in the United States;

(2) the sale of the Securities was executed in, on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another designated offshore securities market (as defined in Rule 902(b) of Regulation S under the U.S. Securities Act), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;

(3) no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4) we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities (including, but not be limited to, the solicitation of offers to purchase the Securities from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Company shall be entitled to rely upon the representations, warranties and covenants contained herein to the same extent as if this affirmation had been addressed to them.

Name of Firm

By:
Authorized Officer

Dated:		20	.